[LETTERHEAD OF BRUSH ENGINEERED MATERIALS INC.]
Exhibit 5
April 20, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	1,250,000 Common Shares Without Par Value Issued Pursuant to the Brush Engineered Materials Inc. 2006 Stock Incentive Plan
Ladies and Gentlemen:
          I have acted as counsel for Brush Engineered Materials Inc., an Ohio corporation (the “Registrant”), in connection with the issuance and sale of up to 1,250,000 Common Shares, without par value of the Registrant (the “Plan Shares”) pursuant to the Registrant’s 2006 Non Stock Incentive Plan (the “Plan”).
          In rendering this opinion, I have examined such documents and records, including an examination of originals or copies certified or otherwise identified to my satisfaction, and matters of law as I have deemed necessary for purposes of this opinion. Based upon the foregoing and subject to the qualifications and limitations stated herein, I am of the opinion that the Plan Shares are duly authorized and, when issued and delivered pursuant to the terms of the Plan against payment of the consideration therefor as provided therein, will be validly issued, fully paid, and nonassessable.
          I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement on Form S-8 filed by the Registrant to effect registration of the Plan Shares under the Securities Act of 1933 (the “Securities Act”). In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ John J. Pallam

John J. Pallam Vice President and General Counsel